SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.      Type of security or securities.

             In connection with the issuance and sale by The Industrial Development Board of the Town of Wilsonville (the "Board") of $21,450,000 Pollution Control Revenue Refunding Bonds, Series D (Alabama Power Company Gaston Plant Project) (the "Bonds"), the Company is required to make payments to the Board sufficient to pay, when due, the principal of, premium, if any, and interest on the Bonds and the purchase price of the Bonds under the terms of the Third Supplemental Agreement dated as of November 1, 2005 between the Board and the Company.


Item 2.      Issue, renewal or guaranty.

             Guaranty.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Initially, the Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by J.
             P. Morgan Securities Inc., the Remarketing Agent for the Bonds.


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Item 5.      Date of issue, renewal or guaranty of each security.

             November 16, 2005.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             January 1, 2024, subject to prepayment or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The obligation was incurred in favor of the Board.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             $21,450,000 (the "Proceeds").

Item 11.     Application of proceeds of each security.

             The Proceeds have been deposited with the Wachovia Bank, National Association, as trustee (the "Trustee").

             The Proceeds will be held by the Trustee under the Indenture between the Board and the Trustee and will be transferred by the Trustee on a date designated by the Company to the trustee for the Board's Pollution Control Revenue Refunding Bonds, Series C (Alabama Power Company Gaston Plant Project) (the "Series C Bonds"), to be used, along with certain funds to be provided by the Company, solely to redeem the Series C Bonds.



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Item 12.     Indicate by a check after the applicable statement below
             whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

             a. the provisions contained in the first sentence of Section
                6(b)___

             b. the provisions contained in the fourth sentence of Section
                6(b)___

             c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  November 21, 2005                           ALABAMA POWER COMPANY



                                                   By:  /s/Wayne Boston
                                                          Wayne Boston
                                                       Assistant Secretary